Testing the Waters Materials Related to Series #ELVIS

From the Rally App:

The interactive Comparable Asset Value Chart (the “Chart”) plots historical sales of assets comparable to the Underlying Asset, showing price values on the vertical axis against time on the horizontal axis.  The prices reflected on the Chart are not adjusted for inflation.  Users of the Platform can opt to display varying ranges of time on the Chart’s horizontal axis, from one month to one year or longer to the extent such data are available.  If multiple comparable asset sales occurred on a single day, the Chart provides an average for that day.  By hovering over the points on the Chart, users can view price and date of sale represented by each point.  The table below sets forth the data points plotted in the Chart.

Comparable Asset	Date	Sale Price	Source/ Sale Venue
Elvis Presley Last Live Performance Full Ticket (PSA 8)	3/26/2013	$1,215.00	eBay
Elvis Presley Last Live Performance Full Ticket (PSA 8)	6/2/2021	$6,000.00	eBay
Elvis Presley Last Live Performance Full Ticket (PSA 8)	8/21/2021	$4,999.00	eBay
Elvis Presley Last Live Performance Full Ticket (PSA 8)	2/26/2022	$34,800.00	Heritage

DESCRIPTION OF SERIES 1977 ELVIS PRESLEY LAST LIVE PERFORMANCE TICKET

Investment Overview

•Upon completion of the Series #ELVIS Offering, Series #ELVIS will purchase a 1977 Elvis Presley Last Live Performance Full Ticket graded PSA 8 for Series #ELVIS (The “Series 1977 Elvis Presley Last Live Performance Ticket” or the “Underlying Asset” with respect to Series #ELVIS, as applicable), the specifications of which are set forth below.

•Elvis Presley was a musician and actor that rose to fame during the 1950s.  He is known as one of the biggest names in Rock N’ Roll History.

•Elvis’ final live concert took place on June 26, 1977, when he performed for 18,000 fans at Indianapolis’ Market Square Arena.  The performer would die tragically just six weeks later.

•The Underlying Asset is a 1977 Elvis Presley Last Live Performance Full Ticket graded PSA 8.

Asset Description

Overview & Authentication

•Elvis Aaron Presley was born to Vernon and Gladys Presley in a two-room house in Tupelo, Mississippi, on January 8, 1935.

•As a child, Presley attended Assembly of God church where Gospel music would become important to him at a young age.  At 11 years old he received his first guitar from his mother, just a few years later he would win a musical talent show at his high school in Memphis, Tennessee.

•According to Elvis Presley Official Fan Club of Australia: “In the summer of 1953, most likely inspired by a July article in the local paper on the Memphis Recording Service and Sam Phillips's recording of the Prisonaires, a group of prisoners from the state penitentiary, Elvis ventured into 706 Union Avenue and asked to record his voice for the very first time. There he made a two-sided acetate at his own expense and accompanying himself on guitar. The songs he recorded were: My Happiness, That’s When Your Heartaches Begin, I’ll Never Stand In Your Way, It Wouldn’t Be The Same Without You, I Love You Because, That’s All Right, Harbor Lights, and Blue Moon of Kentucky.”

•Presley’s first performance took place on July 30, 1954, at Levitt Shell amphitheater in Memphis Tennessee.  He was a supporting musician for the more well-known Slim Whitman.  According to the book Scotty & Elvis: Aboard the Mystery Train: “Elvis was so nervous he stood up on the balls of his feet and shook his leg in time with the music. To his shock and horror the girls in the audience went crazy, yelling and applauding.”  According to the official website for the Overton Park Shell venue this performance is what, “music historians call the first-ever rock and roll show.”

•John Lennon of The Beatles is quoted as saying, “Before Elvis, there was nothing. 'Heartbreak Hotel’ seemed a corny title, but then, when I heard it, it was the end for me.”

•The first television appearance for Presley took place on January 28, 1956, on the Dorsey Brothers’ Stage Show.  At the time he was 21 years of age and a relative unknown.  He performed Shake Rattle, and Roll; Flip, Flop, and Fly; and I Got a Woman by Ray Charles.

•According to Radio Station WRKR 107.7 FM’s website: “Over the course of his career he [Presley] performed 1,684 concerts but never played for a bigger audience than the time more than 60,000 fans packed the Pontiac Silverdome to ring in 1976. This was Elvis Presley's highest grossing concert, with his highest attendance.”

•While Presley is known as a rock n’ roll icon, he was also famous for starring in films.  UltimateClassicRock.com says: “This is a fact that often gets lost in our memory of him, but in the 13 years between his first role in 1956's Love Me Tender and his final one in 1969's Change of Habit, he made 31 films, often churning out two or three a year.”

•Elvis’ final set of tours took place in 1977 from February 12 through February 2; March 23 – April 3; April 21 – May 3; May 20 – June 2; and June 17 – June 26.

•According to ElvisConcerts.com: “The 26th June 1977 was the last time Elvis would walk on stage and perform in front of his fans and this show is possibly the best of the whole year as he sung rare songs such as Release Me, I Cant Stop Lovin' You & Bridge over Troubled Water. He was in high spirits for the show and like the night before he introduced his father who he was glad was able to be on tour with him after being ill. After the show many of the band members became ill and were hospitalised [SIC] overnight.”

•Presley died of heart failure on August 16, 1977, at his Graceland mansion in Memphis, Tennessee at 42 years of age.

•According to Hollywood Reporter: “The rock hall inducted Presley in 1986 and calls him ‘the undisputed King of Rock and Roll.’ The rock hall says he holds records for the most Top 40 hits with 104 and the most Top 10 hits with 38.”

•Statista.com lists Elvis Presley as being the second best-selling music artist in history looking at sales between 1954 and 2016.  He falls behind only The Beatles with 206.8M in certified sales.

•Elvis, a film that looks at the life of Elvis Presley, is slated for release on June 24, 2022.  It is directed by Baz Luhrman.  It stars Tom Hanks, Austin Butler, and Olivia DeJonge.

•Paul Simon is quoted as saying: “Well, we are definitely grown up now. If Elvis is dead we can’t be kids anymore, the effect of his life time is well marked.”

•The Underlying Asset has been issued a grade of NM-MT 8 by Professional Sports Authentication (PSA) with Certification No. 62063189.

Notable Features

•The Underlying Asset is a 1977 Elvis Presley Last Live Performance Full Ticket graded PSA 8.

•The Underlying Asset is 1 of 3 1977 Elvis Presley Last Live Performance Ticket Stub examples graded PSA 8 with none graded higher.

Notable Defects

•The Underlying Asset’s condition is consistent with its condition grade from PSA.

Details

Series 1977 Elvis Presley Last Live Performance Ticket
Memorabilia Type	Full Ticket
Date	June 26, 1977
Venue	Market Square Arena
Location	Indianapolis, Indiana
Rarity	1 of 3 (PSA 8) with none higher
Authentication	Professional Sports Authenticators (PSA)
Grade	8
Certification No.	62063189

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series 1977 Elvis Presley Last Live Performance Ticket going forward.